SUB-ITEM 77E


                               LEGAL PROCEEDINGS

                              AIM TAX-EXEMPT FUNDS



REGULATORY INQUIRIES. As has been widely reported, the U.S. Securities & Exchange Commission ("SEC"), the Attorney General of the State of New York and the Secretary of the Commonwealth of Massachusetts are examining late trading, market timing and related issues across the mutual fund industry. Along with many other firms, A I M Advisors, Inc. ("AIM") in Houston and INVESCO Funds Group, Inc. ("INVESCO") in Denver, affiliated retail mutual fund advisory firms, have received inquiries from the SEC. INVESCO also has received inquiries from the New York Attorney General, and AIM also has received inquires from the Secretary of the Commonwealth of Massachusetts. AIM and INVESCO are cooperating fully with all of these inquiries.